UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Nuveen Churchill Private Capital Income Fund
(Name of Issuer)

Nuveen Churchill Private Capital Income Fund
(Name of Person(s) Filing Statement)

Class I, Class D, and Class S Shares of Beneficial Interest (Title of Class of Securities)

67114U 105, 67114U 303, and 67114U 204
(CUSIP Number of class of securities)

John D. McCally, Esq.
General Counsel
Churchill Asset Management LLC
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
(212) 478-9200

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Owen J. Pinkerton, Esq.
Sara Sabour Nasseri, Esq.
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, DC 20001

May 30, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Explanatory Note

The purpose of this Amendment No. 2 to the Tender Offer Statement on Schedule TO, which was originally filed by Nuveen Churchill Private Capital Income Fund (the “Fund”) with the Securities and Exchange Commission (the “SEC”) on May 30, 2025 (the “Statement”) and amended by the Fund on August 6, 2025 (“Amendment No. 1”), is to correct certain information relating to the results of the Offer (as defined below) in Amendment No. 1. Due to a third party administrative error in connection with processing the Shares (as defined below) tendered for repurchase, 97.97 additional Class I Shares (as defined below) that were validly tendered were not reported to the Fund for repurchase. Accordingly, as set forth in detail below, this Amendment No. 2 updates the aggregate number of Class I Shares validly tendered and the aggregate purchase price of the Shares validly tendered by shareholders.

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Statement and Amendment No. 1, in connection with an offer by the Fund (the “Offer”) to purchase up to 1,846,831 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest (“Class I Shares”), Class S common shares of beneficial interest (“Class S Shares”), and Class D common shares of beneficial interest (“Class D Shares” and together with Class I Shares and Class S Shares, the “Shares”)) at a price equal to the net asset value per applicable class of Share as of June 30, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2025, and the related Letter of Transmittal, filed as Exhibits (a)(1)(ii)-(iii) to the Statement.
This Amendment No. 2 is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.The Offer expired at 11:59 p.m., Eastern Time, on June 30, 2025.

2. 209,341.90 Class I Shares, 1,257.46 Class S Shares, and 4,634.67 Class D Shares were validly tendered prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Class I Shares, Class D Shares and Class S Shares that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.The net asset value of Class I Shares, Class S Shares, and Class D Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $24.54, $24.47, and $24.54, respectively.

4.The payment of the purchase price of Class I Shares, Class S Shares, and Class D Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes issued to the shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about July 31, 2025 to the tendering shareholders a total of $5,281,755, representing the net asset value of the total amount of Class I Shares, Class S Shares, and Class D Shares tendered by shareholders, less the early repurchase deduction, as applicable. Class I Shares, Class S Shares, and Class D Shares were repurchased at a price of $24.54 per share, $24.47 per share, and $24.54 per share, respectively, as of the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND

Date: August 14, 2025	By:	/s/ John D. McCally
	Name: Title:	John D. McCally Vice President and Secretary

EXHIBIT INDEX

Exhibit

107	Calculation of Filing Fee Table.